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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[_] Form 10-K [_] Form 20-F [_]Form 11-K ☒ Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: February 28, 2013

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Red Mountain Resources, Inc.
Full Name of Registrant

Former Name if Applicable

2515 McKinney Avenue, Suite 900
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Red Mountain Resources, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the nine months ended February 28, 2013 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. During the quarter ended February 28, 2013, the Company acquired additional shares of common stock of Cross Border Resources, Inc. (“Cross Border”), bringing its total ownership to approximately 81% of the outstanding Cross Border common stock. Prior to the acquisition, the Company’s equity investment in Cross Border was accounted for under the equity method of accounting. Subsequent to this acquisition, the Company accounts for Cross Border as a consolidated subsidiary. As a result of the consolidation of Cross Border, the Company needs additional time to complete and review its consolidated financial statements and disclosures to be contained in the Form 10-Q. The Company expects to file its Form 10-Q within the five day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alan W. Barksdale	(214)	871-0400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s ability to file its Form 10-Q within the five day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, further delays resulting from the completion by the Company of its consolidation of Cross Border in its financial statements and unexpected delays which the Company may incur in connection with the preparation of the Form 10-Q.

Red Mountain Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2013	By:	/s/ Alan W. Barksdale

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-Q for the nine months ended February 28, 2013 will contain results of operations that reflect a significant change from the nine months ended February 29, 2012, primarily due to (i) the consolidation of the results of Cross Border and (ii) previously reported higher general and administrative expenses.

The Company cannot reasonably estimate results of operations to be reported in the Form 10-Q until the Company finishes its consolidated financial statements and such statements are reviewed by the Company’s independent auditor.